SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2005
Commission File Number 000-50991
TELVENT GIT, S.A.
(Translation of registrant’s name into English),
Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                      No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     Telvent GIT, S.A. (the “Company”), a Spanish corporation, is an information technology company that provides value-added real-time products and services solutions to customers in targeted industrial sectors (Energy, Traffic, Transport and Environment) in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, and the Middle East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their core operations, business processes and customer services.
     We are furnishing the information included in this Form 6-K pursuant to our agreement with the underwriters of the initial public offering of our ordinary shares pursuant to a Registration Statement on Form F-1 dated October 21, 2004 that we would furnish quarterly to the U.S. Securities and Exchange Commission (“SEC”) and post on our website for a period of three years a Form 6-K that includes financial statements prepared and presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and substantially the same other information required by a Form 10-Q.

I. FINANCIAL INFORMATION
A. Financial Statements
TELVENT
Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	September 30,	December 31,
	2005	2004
Assets:
Current assets:
Cash and cash equivalents	€56,855	€80,515
Restricted cash	—	8,028
Available-for-sale securities and other short-term investments	19,810	1,231
Derivative contracts	2,827	4,046
Accounts receivable (net of allowances of €1,851 as of September 30, 2005 and €2,165 as of December 31, 2004)	116,720	84,536
Unbilled revenues	80,695	36,683
Due from related parties	15,732	37,848
Inventory	27,114	10,760
Deferred tax assets	3,543	3,751
Other current assets	1,401	659

Total current assets	€324,697	€268,057
Other investments	1,175	2,137
Property, plant and equipment, net of accumulated depreciation of €38,042 as of September 30, 2005 and €30,602 as of December 31, 2004	54,793	53,586
Long-term receivables and other assets	11,011	3,198
Deferred tax assets	13,395	18,004
Other intangible assets, net of accumulated amortization of €10,211 as of September 30, 2005 and €7,724 as of December 31, 2004	9,548	9,789
Goodwill	17,386	13,689

Total assets	€432,005	€368,460

Liabilities and shareholders’ equity:
Current liabilities:
Accounts payable	€135,793	€123,278
Billing in excess of costs and estimated earnings	27,063	16,466
Accrued and other liabilities	12,013	7,696
Income and other taxes payable	11,177	11,778
Deferred tax liabilities	3,705	3,096
Due to related parties	29,726	6,194
Current portion of long-term debt	9,452	9,208
Short-term debt	23,274	18,748
Short-term leasing obligations	2,578	1,960
Derivative contracts	3,484	2,602

Total current liabilities	€258,265	€201,026

TELVENT
Unaudited Consolidated Balance Sheets (continued)
(In thousands of Euros, except share and per share amounts)

	As of	As of
	September 30,	December 31,
	2005	2004
Long-term debt less current portion	7,247	16,875
Long-term leasing obligations	4,846	4,130
Other long-term liabilities	7,327	8,747
Deferred tax liabilities	232	323
Unearned income	389	525

Total liabilities	€278,306	€231,626

Minority interest	1,891	863

Commitments and contingencies

Shareholders’ equity:
Common stock, €3.005 par value, 29,247,100 shares authorized, issued and outstanding, same class and series	87,889	87,889
Additional paid-in capital	40,346	40,319
Deferred compensation	(2,334)	(3,305)
Accumulated other comprehensive income (loss)	2,531	(3,364)
Retained earnings	23,376	14,432

Total shareholders’ equity	€151,808	€135,971

Total liabilities and shareholders’ equity	€432,005	€368,460

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT
Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
Revenues	€100,023	€72,680	€271,372	€199,217
Cost of revenues	78,940	56,422	212,368	154,565

Gross profit	€21,083	€16,258	€59,004	€44,652

General and administrative	5,893	5,091	18,122	16,446
Sales and marketing	3,231	1,582	9,518	5,928
Research and development	3,378	2,565	10,432	6,079
Depreciation and amortization	2,184	1,912	6,419	5,461

Total operating expenses	€14,686	€11,150	€44,491	€33,914

Income from operations	6,397	5,108	14,513	10,738
Financial income (expense), net	(879)	(949)	(1,803)	(2,843)
Other income (expense), net	—	34	—	96

Total other income (expense)	€(879)	€(915)	€(1,803)	€(2,747)

Income before income taxes	5,518	4,193	12,710	7,991
Income tax expense (benefit)	1,619	898	3,149	1,008

Net income before minority interest	€3,899	€3,295	€9,561	€6,983

Loss/(Profit) attributable to minority interests	(111)	(587)	(617)	(629)

Net income	€3,788	€2,708	€8,944	€6,354

Earnings per share
Basic and diluted net income per share	€0.13	€0.14	€0.31	€0.32

Weighted average number of shares outstanding
Basic and diluted	29,247,100	20,000,000	29,247,100	20,000,000

     The consolidated statements of operations include the following income and expense items from transactions with related parties:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
Revenues	€5,452	€2,775	€15,422	€9,029
Cost of revenues	(2,615)	(2,320)	(7,108)	(5,818)
General and administrative	(1,220)	(1,291)	(3,443)	(3,272)
Financial income (expense), net	(158)	623	(161)	173
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros, except share and per share amounts)

	Nine Months Ended September 30,
	2005	2004
Cash flows from operating activities:
Net income before minority interest	€9,561	€6,983
Adjustments to reconcile net income to net cash provided by operating activities	17,157	5,058
Change in operating assets and liabilities	(48,320)	(18,096)
Change in operating assets and liabilities due to temporary joint ventures	(12,673)	(942)

Net cash provided by (used in) operating activities	€(34,275)	€(6,997)

Cash flows from investing activities:
Restricted cash-guaranteed deposit of long term investments and commercial transactions	8,028	—
Due from related parties	22,107	(28,143)
Deferred payment on Miner & Miner acquisition	(3,147)	—
Almos acquisition, net of cash	(1,706)	—
ICX acquisition, net of cash	—	(720)
Metso acquisition, net of cash	—	(5,225)
Xwave acquisition, net of cash	—	(996)
Purchase of property, plant & equipment	(3,223)	(3,057)
Disposal of investments, net of cash	(1,237)	32,433
Purchase of short-term investments	(18,368)	—

Net cash provided by (used in) investing activities	€2,454	€(5,708)

Cash flows from financing activities:
Proceeds and (repayment) of short-term debt, net	4,526	(11,946)
Proceeds and (repayment) of long-term debt and other long-term liabilities, net	(13,050)	(8,761)
Due to related parties	12,798	20,390

Net cash provided by (used in) financing activities	€4,274	€(317)

Net decrease in cash and cash equivalents	€(27,547)	€(13,022)
Net effect of foreign exchange in cash and cash equivalents	3,887	(340)
Cash and cash equivalents at the beginning of period, excluding joint ventures	69,582	27,735
Joint venture cash and cash equivalents at the beginning of period	10,933	3,250

Cash and cash equivalents at the end of period	€56,855	€17,623

Supplemental disclosure of cash information:

Cash paid for the period:

Income taxes	€1,150	€1,709
Interest	€3,751	€4,531

Non-cash transactions:

Capital leases	€3,754	€672
Bilateral credit agreement between related parties	€—	€24,537
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT
Unaudited Condensed Consolidated Statement of Shareholders’ Equity
(In thousands of Euros, except share and per share amounts)

						Accumulated
			Additional			Other	Total
	Ordinary Shares		Paid-in	Retained	Deferred	Comprehensive	Shareholders’
	Shares	Amount	Capital	Earnings	Compensation	Income/(Loss)	Equity
Balance, December 31, 2004	29,247,100	€87,889	€40,319	€14,432	€(3,305)	€(3,364)	€135,971
Comprehensive income:
Net Income	—	—	—	8,944	—	—	8,944
Foreign currency translation adjustment	—	—	—	—	—	5,895	5,895

Total comprehensive income							14,839
Stock compensation charge, net to shareholders’ equity			27	—	—	—	27
Amortization of stock compensation	—	—	—	—	971	—	971

Balance, September 30, 2005	29,247,100	€87,889	€40,346	€23,376	€(2,334)	€2,531	€151,808

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
1. Description of Business
     Telvent GIT, S.A. (“Telvent” or the “Company”) is an information technology company that provides value-added real-time products and services solutions to customers in targeted industrial sectors (Energy, Environment, Traffic, Transport) primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, and the Middle East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their core operations, business processes, and customer services.
2. Significant Accounting Policies
Basis of Presentation
     The accompanying Consolidated Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company’s management considers necessary for their fair statement in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the U.S. Securities and Exchange Commission (“SEC”) rules and regulations.
     The results of operations for the nine-month period ended September 30, 2005 may not necessarily be indicative of the operating results that may be expected for the entire year. The Unaudited Condensed Consolidated Financial Statements contained herein should be read in conjunction with Management’s Discussion and Analysis and the Consolidated Financial Statements and Notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2004, filed with the SEC on May 13, 2005 (“Annual Report”).
Use of Estimates
     The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Income Taxes
     We have calculated the income tax expense for the quarter based on the estimated effective tax rate for the full year in accordance with Accounting Principles Board (APB) Opinion No. 28. The variations in the relationship between income tax expense and pre-tax accounting income are primarily due to the effect of research and development expenditures that are a permanent deduction for tax purposes.
     Up to January 1, 2004, Telvent filed its income tax as part of the consolidated tax group of our majority shareholder Abengoa S.A. (“Abengoa”) using the separate return basis. Following the rules for tax consolidation in Spain, subsidiaries in which more than a 75% interest is owned can be consolidated for tax purposes. Following our initial public offering (our “IPO”) in October of 2004, and the consequent dilution of Abengoa’s ownership interest in Telvent, we and some of our subsidiaries were excluded from the Abengoa consolidated tax group. Thus, for the year ended December 31, 2004, all Telvent companies filed taxes on a stand-alone basis. Since January 1, 2005, the Company and some of its subsidiaries have formed a new tax group.
Cash and Cash Equivalents and Restricted Cash
     We consider all highly liquid investments, including deposits, money market funds, and commercial paper with maturities of three months or less when purchased to be cash equivalents.
     At December 31, 2004, there were deposits amounting to € 8,028, which constituted a counter-guarantee of certain obligations assumed by Telvent during the normal course of business. These deposits were restricted for use until the cash was received by the third party, which released the Company’s obligation. As of September 30, 2005, we have received the cash from third parties, and have thus been released from the restriction.

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
3. Recent Accounting Pronouncements
     In December 2004, the FASB issued Statement of Financial Accounting Standard No. 123R, Share-Based Payment (“SFAS 123R”). SFAS 123R requires that companies expense the value of employee stock options and other awards. SFAS 123R allows companies to chose an option pricing model that appropriately reflects their specific circumstances and the economics of their transactions, and allows companies to select from three transition methods for adoption of the provisions of the standard. On April 15, 2005, the SEC issued a Final Rule amending the compliance date of SFAS 123R. Thus, SFAS 123R will be effective for us beginning January 1, 2006. In addition, in March 2005, the SEC issued SAB 107 to provide public companies additional guidance in applying the provisions of Statement 123R. Among other things, SAB 107 describes the SEC staff’s expectations in determining the assumptions that underlie the fair value estimates and discusses the interaction of SFAS 123R with certain existing SEC guidance. SAB 107 will be applied upon the adoption of SFAS 123R.
     SFAS 123R will have an impact upon adoption, as we will be required to record the fair value of the shares purchased by employees under the Abengoa stock compensation plan. We currently apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25’’), and related interpretations in accounting for our formula-based stock purchase plans described in our Annual Report on Form 20-F. We recognize compensation expense in earnings at the balance sheet date based on a formula, with the exception of shares granted after January 1, 2003, where compensation expense has been recognized based on the excess, if any, of the fair value of our stock at the grant date of the award over the amount an employee is required to pay to acquire the stock. For ordinary shares sold to employees after January 1, 2003, we estimated the fair value of our stock at the date of sale on the basis of the midpoint of the expected price range for a public share offering less a 15% discount. The allocation of a discount was due to the non-marketability of the shares as a result of the absence of a public market in 2003.
     After our IPO, the variable nature of the stock-based compensation plans reverted to a fixed plan, apart from where performance conditions still had to be met by the employees, in which case the related plans continued to be variable after the date of our IPO. For plans considered “fixed plans” after the date of our IPO, the remaining deferred compensation is being expensed over the remainder of the vesting period. For plans which continue to be variable, the deferred compensation cost and resulting compensation expense will be adjusted to the market value of the shares as of each balance sheet date.
     The expected impact of adoption of SFAS 123R is approximately the same as the proforma amount disclosed below, provided in accordance with SFAS No. 148:

	Nine Months Ended
	September 30,
	2005	2004
Net income as reported	€8,944	€6,354
Add share-based compensation cost included in net income as reported	€998	€1,059
Less share-based employee compensation cost that would have been included in the determination of net income if the fair value based method had been applied to all awards	€1,892	€1,011
Pro forma net income if the fair value based method had been applied to all awards	€8,049	€6,402
Basic and diluted earnings per share as reported in Euro	€0.31	€0.32
Pro forma basic and diluted earnings per share in Euro	€0.28	€0.32
     In March 2005, the FASB issued Interpretation 47. This Interpretation clarifies that the term “conditional asset retirement obligation” as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists to make a reasonable estimate of the fair value of the obligation. Interpretation 47 is effective for fiscal years ending after December 15, 2005. We do not expect the application of this Interpretation to have any impact on our financial position, results of operations, or cash flows.
     In April 2005, the FASB issued Statement of Financial Accounting Standard No. 154, Accounting Changes and Error Corrections (“SFAS 154”), requiring retrospective application as the method for reporting a change in accounting principle, unless impracticable or a pronouncement includes specific transition provisions. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle.

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
SFAS 154 carries forward the guidance in APB Opinion No. 20, Accounting Changes, for the reporting of the correction made in fiscal years beginning after December 15, 2005. SFAS 154 is not expected to have a material effect on Telvent’s consolidated financial position or results of operations.
4. Available-for-Sale Securities and Other Short-Term Investments
     The following is a summary of the Company’s available-for-sale securities and other short-term investments as of September 30, 2005 and December 31, 2004:

	As of September 30,	As of December 31,
	2005	2004
Available-for-sale securities	€642	€904
Short-term guarantee deposits	19,168	327

	€19,810	€1,231

     At September 30, 2005, short-term guarantee deposits included a bank deposit, previously classified as cash and cash equivalents, renewed in February 2005 with a maturity of nine months, and bearing interest at a fixed rate of 2.165%. The fair value of such deposit at September 30, 2005 was € 18,666. Such deposit matured on November 3, 2005 and is being renewed on a daily or monthly basis.
5. Investments in Joint Ventures
     The Company participates in joint venture arrangements or Union Temporal de Empresas (“UTEs”) in connection with its share of certain long-term service contracts.
     These joint ventures are variable interest entities as they have no equity and are operated through a management committee comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all venture partners. In accordance with FIN 46-R, the Company consolidates those joint ventures where it is the partner most closely associated with the joint venture.
     In accordance with its transition provisions, as of January 1, 2004, the Company applied FIN 46-R to all variable interest entities created prior to January 31, 2003. Prior period financial statements have not been restated. Since these entities were previously equity accounted for, the impact of consolidation of certain of these variable interest entities where the Company is the primary beneficiary did not result in a cumulative effect of an accounting change.
     As of September 30, 2005, the increase in total assets from these consolidated entities amounted to € 40,298. Total revenue recognized with respect to these consolidated joint ventures was € 32,099, including € 22,638 of revenues of other venture partners in these arrangements during the nine months ended September 30, 2005. During the corresponding period in 2004, revenue recognized with respect to these consolidated joint ventures was € 27,984, including € 15,984 of revenues of other venture partners in these arrangements. Corresponding costs due to other joint venture partners of € 21,700 and € 14,902 are recognized in cost of revenues for the nine months ended September 30, 2005 and 2004, respectively. These revenues and equivalent costs of revenues were recognized based on the billings of the other joint venture partners to the UTEs. There are no consolidated assets that are collateral for the UTEs’ obligations. The Company’s maximum exposure to loss related to performance warranties given by Telvent as a result of its involvement with the UTEs that are not consolidated is € 105.6 as of September 30, 2005.
6. Inventory
     Inventory consists of the following:

	As of	As of
	September 30,	December 31,
	2005	2004
Raw Materials	€907	€619
Work-in-progress	26,207	10,141

	€27,114	€10,760

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
7. Acquisition of Almos System
     On July 6, 2005, Telvent completed the acquisition of 100% of Almos Systems, a Perth, Australia headquartered company and a supplier of meteorological solutions. The purchase price for this acquisition was € 5,846, including € 1,500 to be paid one year after the acquisition and a deferred, contingent and variable “earn out” payment based on Almos Systems meeting certain income targets over a period ending June 30, 2006.
     The net carrying value of Almos’ assets and liabilities at the date of purchase was € 4,941, including a cash position of € 2,641 which we acquired. Telvent is currently determining the fair value of identifiable assets and liabilities in order to perform the purchase price allocation required by SFAS 141, Business Combinations. In the meantime, the excess purchase price over net assets acquired has been allocated entirely to goodwill.
8. Short-Term Debt
     As of September 30, 2005, short-term debt consisted primarily of € 8,678 outstanding under a new line of credit established by the Company, acting together with Instalaciones Inabensa S.A. as a temporary consortium, with Caja de Ahorros y Monte de Piedad de Madrid on April 6, 2005. As of September 30, 2005, € 1,072 remained available to us.
     Short-term debt also includes € 7,907 and € 14,947 as of September 30, 2005 and December 31, 2004, respectively, of intercompany receivables in connection with commercial transactions in the normal course of the business, where the group has received advanced payments from the financial institutions.
     Furthermore, in order to finance the working capital requirements of our operations in Brazil, we have obtained credit facilities with several banks. These credit facilities allow us to borrow up to Brazilian Real 35.4 million (€ 12.6 million) and are secured by Abengoa. This limit can be used for letters of credit, guarantees and bank overdrafts. As of September 30, 2005, € 3,415 was outstanding under these facilities.
9. Long-Term Debt
     During the nine-month period ended September 30, 2005, we repaid € 4,275 of long-term debt on the credit facility with LaSalle Bank, € 1,659 relating to the Fortis Bank loan and € 2,675 relating to the ING and Liscat loans.
     On March 17, 2005, the Company signed a purchase contract with Beijing Development Area Co., Ltd. to purchase a new office in Beijing to establish the China headquarters for Telvent. Forty percent of the total purchase price of Rmb 9,384 (€ 963) was paid on closing and the balance was financed by an 8-year mortgage, which we entered into on May 25, 2005.
10. Due to and from related parties
     During the normal course of business, the Company conducts operations with related parties, through the execution of projects, loan contracts and advisory services. The transactions are completed at market rates.
     The details of balances with group companies and related parties are as follows:

	As of	As of
	September 30,	December 31,
	2005	2004
Due from related parties:
Accounts receivable	€14,858	€14,867
Credit line receivable	874	22,981

	€15,732	€37,848

Due to related parties:
Trade payables	€14,739	€4,005
Credit line payable	14,987	2,189

	€29,726	€6,194

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
11. Commitments and Contingencies
Commitments
     With regard to the acquisition of the remaining 30% minority interest of Miner & Miner not acquired by Telvent, Telvent agreed with the sellers that if Miner & Miner meets certain financial targets for the period ending December 31, 2005, Telvent shall purchase the remaining shares for a payment ranging from $2.6 million to $7.0 million. Such payment would be made during the first quarter of 2006. Telvent estimates currently that Miner & Miner will meet the higher range of financial targets established.
Contingencies
     From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business. Based on the information presently available, including discussion with counsel, management believes that resolution of these matters will not have a material adverse effect on the Company’s business, consolidated results of operations, financial condition, or cash flows.
Guarantees
     In the normal course of business, the Company provides performance guarantees in the form of performance bonds to customers that obligate the Company to fulfill the terms of the underlying contract. These bonds are for a fixed monetary amount and match the duration of the underlying contract, which is generally between 18 and 36 months. The Company requires similar bonds from sub-contractors to mitigate this risk in part. The guarantees are generally not drawn upon as the Company will usually successfully complete the contract or renegotiate contract terms.
     In addition, we maintain financial guarantees of € 1.5 million mainly in connection with the deferred payment on our Almos acquisition.
     As of September 30, 2005, the Company maintained the following guarantees:

		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
Performance guarantees	€137,906	€2,676	€—
Financial guarantees	1,500	—	—

	€139,406	€2,676	€—

     The maximum potential payments represent a “worst-case scenario,” and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under guarantees.
Product Warranties
     The Company provides warranties in connection with all of its sales contracts except for housing, hosting and maintenance contracts. Warranties typically range from one to two years depending on the contract and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on historical experience, the Company has not incurred any material costs associated with servicing its warranties, and therefore does not accrue for such costs.
12. Segments and Geographic Information
     The Company has five reportable operating segments. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross profit or contribution margin. The five reportable operating segments are Energy, Traffic, Transport, Environment and Other. There are no inter-segment revenues. All revenues and costs recorded by segment represent direct costs. Indirect and corporate costs are included in operating expenses and are not allocated to the segments.

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
•	Energy comprises three primary areas focusing on oil, gas and electricity markets. It offers flow systems and services such as flow measurement applications, applications for leak detection systems, and revenue accounting programs.

•	Traffic provides services such as urban and inter-urban (ITS) traffic management systems, including incident detection, intersection control, city access management systems, security and enforcement systems, and electronic toll collection systems.

•	Transport focuses on fare collection and centralized traffic control systems for railways and other public transportation systems, such as light trains, buses and trams systems, telecontrol systems for railway infrastructures, and access control and payment systems for parking.

•	Environment provides water and wastewater management applications, as well as meteorological information system services and solutions.
     In addition to the targeted market sectors described in the four segments above, some of the business historically has been derived from other operations and is included in the Other segment.

	Nine-Month Period Ended September 30, 2005
	Energy	Traffic	Transport	Environment	Other	Total

Revenues	€128,667	€84,833	€16,781	€17,791	€23,300	€271,372
Cost of revenues	99,854	70,356	13,067	13,757	15,334	212,368

Gross profit	€28,813	€14,477	€3,714	€4,034	€7,966	€59,004

Operating expenses						44,491
Other expenses, net						1,803

Income before income taxes						€12,710

	Nine-Month Period Ended September 30, 2004
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€81,232	€69,450	€13,665	€18,672	€16,198	€199,217
Cost of revenues	61,968	56,407	10,758	14,820	10,612	154,565

Gross profit	€19,264	€13,043	€2,907	€3,852	€5,586	€44,652

Operating expenses						33,914

Other expenses, net						2,747

Income before income taxes						€7,991

     The majority of the joint ventures net revenue that the Company consolidates due to FIN 46R are included in the Company’s Traffic Segment.
Assets by segment
     The Company evaluates its assets by segment to generate information needed for internal control, resource allocation and performance assessment. This information also helps management to establish a basis for asset realization, determine insurance coverage, assess risk exposure, and meet requirements for external financial reporting. Total assets are presented under Spanish GAAP by segment and then adjusted in the aggregate, along with unallocated assets, to U.S. GAAP.

	As of September 30, 2005
	Energy	Traffic	Transport	Environment	Other	Total
Segment assets	€146,408	€65,632	€12,983	€22,973	€66,170	€314,166
Unallocated assets						57,395
U.S. GAAP adjustments						60,444

Total assets						€432,005

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

	As of December 31, 2004
	Energy	Traffic	Transport	Environment	Other	Total
Segment assets	€102,860	€54,956	€9,692	€18,025	€61,053	€246,586
Unallocated assets						86,570
U.S. GAAP adjustments						35,304

Total assets						€368,460

     Unallocated assets include certain financial investments and other assets held for the benefit of the entire Company.
Geographic Information
     For the nine months ended September 30, 2005 and 2004, sales outside of Spain comprised 51.6% and 46.5% of the Company’s revenues, respectively. Revenues consisted of sales to customers in the following areas:

	Nine Months Ended September 30,
	2005	2004
Europe	€142,459	€115,413
Latin America	46,929	37,920
North America	40,792	27,949
Asia-Pacific	21,727	9,668
Middle-East and Africa	19,465	8,267

	€271,372	€199,217

     The most significant investments included in property, plant & equipment, net of depreciation, outside of Spain, are located in:

	As of	As of
	September 30, 2005	December 31, 2004
Portugal	€5,276	€5,491
North America	1,599	1,388
Latin America	368	274
China	1,099	93
Other	184	17

	€8,526	€7,263

13. Subsequent events
     On November 10, 2005, Telvent signed a new Credit Agreement with Monte de Piedad y Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (Unicaja), the purpose of which is to replace the loan with Caja de Ahorros y Monte de Piedad de Madrid. The total amount available to us under this new facility is € 12.6 million. This Credit Agreement has been obtained in connection with El Toyo Digital City Project, and has been established on a non-recourse basis until the customer accepts delivery of the turn-key phase of the project. The term of the new credit agreement is 22 years, and the interest rate is Euribor + 1% on a monthly basis.

B. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
     We are an information technology company that provides value-added real-time products and services solutions to customers in targeted industrial sectors (Energy, Traffic, Transport and Environment) primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, and the Middle East and Africa. Our mission-critical real-time solutions and applications collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence. We are capable of providing solutions to link this business intelligence to our customers’ enterprise information technology systems.
     Our customers include some of the largest energy companies, utilities, traffic and transportation authorities, and a number of government environmental entities in North America, Latin America, the Asia-Pacific region, Europe, and the Middle East and Africa.
     We have been listed on the Nasdaq National Market under the symbol “TLVT” since October 2004; we are not listed on any other exchange or otherwise quoted for trading in Spain. As of November 30, 2005, there were 29,247,100 Ordinary Shares issued and outstanding.
     Factors that could adversely affect our future financial performance are contained within the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2004, filed with the U.S. Securities and Exchange Commission on May 13, 2005 (our “Annual Report”).

Results of Operations
     We prepared our consolidated financial statements for the three and nine-month periods ended September 30, 2005 and September 30, 2004 in accordance with U.S. GAAP.
     Our results of operations for the periods reviewed include the results of operations of our acquisitions at different points during the periods reviewed:
•	We acquired ICX Sistemas, S.A. (“ICX”) on May 21, 2004. Therefore, the results of operations of ICX are reflected in our results of operations for the three-month and nine-month periods ended September 30, 2005, and in the corresponding periods in 2004 since its acquisition.

•	We acquired the western business unit of Xwave Solutions, Inc. (“Xwave”) on July 31, 2004. Therefore, the results of operations of Xwave are reflected in our results of operations for the three-month and nine-month periods ended September 30, 2005 and in the corresponding periods in 2004 since its acquisition.

•	We acquired 70% of Miner & Miner Consulting Engineers, Incorporated (“Miner & Miner”) on December 10, 2004. Therefore, the results of operations of Miner & Miner are reflected in our results of operations for the three-month and nine-month periods ended September 30, 2005, but not in the corresponding periods in 2004.

•	We acquired Almos Systems (“Almos”), a supplier of meteorological solutions in Europe and the Asia-Pacific region, on July 6, 2005. Therefore, the results of operations of Almos are reflected in our results of operations from the date of its acquisition for the three-month and nine-month periods ended September 30, 2005, but not in the corresponding periods in 2004.
     The following sections provide comparative discussions of our results of operations by line item, by segment and by geographical region for the three months and nine months ending on September 30 in each of 2005 and 2004.

	For the Three Months Ended September 30,
			Percentage		Percentage	Percentage
	2005(1)	2005	of	2004	of	Change
	(in thousands)	(in thousands)	Revenues	(in thousands)	Revenues	2004-2005
Revenues(2)	$120,608	€100,023	100%	€72,680	100%	37.6%
Cost of revenues(2)	95,186	78,940	78.9	56,422	77.6	39.9

Gross profit	25,422	21,083	21.1	16,258	22.4	29.7
General and administrative	7,106	5,893	5.9	5,091	7.0
Sales and marketing	3,896	3,231	3.2	1,582	2.2
Research and development	4,073	3,378	3.4	2,565	3.5
Depreciation and amortization	2,633	2,184	2.2	1,912	2.6

Total operating expenses	17,708	14,686	14.7	11,150	15.3

Income from operations	7,714	6,397	6.4	5,108	7.0	25.2
Financial income (expense), net	(1,060)	(879)	(0.9)	(949)	(1.3)
Other income (expense), net	—	—	—	34	—

Total other income (expense)	(1,060)	(879)		(915)	(1.3)

Income before income taxes	6,654	5,518	5.5	4,193	5.8
Income tax expense (benefit)	1,952	1,619	1.6	898	1.2
Net income before minority interest	4,701	3,899	3.9	3,295	4.5

Loss/(Profit) attributable to minority interest	(134)	(111)	(0.1)	(587)	(0.8)

Net income	$4,567	€3,788	3.8	€2,708	3.7	39.9

Basic and diluted net income per share (3)	$0.16	€0.13		€0.14		(4.3)

Weighted average number of shares outstanding (3)		29,247,100		20,000,000

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the exchange rate of U.S. $1.2058 to € 1.00 (based on the noon buying rate on September 30, 2005). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

(2)	Results of operations for the three-month periods ended September 30, 2005 and 2004 include the effect of consolidating certain joint venture agreements in accordance with FIN 46R, “Consolidation of Variable Interest Entities.” We participate in these temporary joint venture consortiums in certain of our long-term service contracts. These joint ventures are variable interest entities as they have no equity and are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities. Revenues relating to other joint venture partners for the three-month periods ended September 30, 2005 and 2004 were € 9.6 million and € 6.0 million respectively, while the cost of revenues were € 9.2 million and € 5.4 million, respectively, for the same periods. The effect of consolidating these entities did not result in a cumulative effect of a change in accounting principle as of January 1, 2004.

(3)	For purposes of the earnings per share (EPS) calculation, we used 20,000,000 weighted average number of shares outstanding for the three-month period ended September 30, 2004, and 29,247,100 for the three-month period ended September 30, 2005. The increase in number of shares outstanding in 2005 is due to the capital increase from our initial public offering in October 2004 and from the underwriters’ partial exercise of their over-allotment option.

	For the Nine Months Ended September 30,
			Percentage		Percentage	Percentage
	2005(1)	2005	of	2004	of	Change
	(in thousands)	(in thousands)	Revenues	(in thousands)	Revenues	2004-2005
Revenues(2)	$327,220	€271,372	100%	€199,217	100%	36.2
Cost of revenues(2)	256,073	212,368	78.3	154,565	77.6	37.4

Gross profit	71,147	59,004	21.7	44,652	22.4	32.1
General and administrative	21,852	18,122	6.7	16,446	8.3
Sales and marketing	11,477	9,518	3.5	5,928	3.0
Research and development	12,579	10,432	3.8	6,079	3.1
Depreciation and amortization	7,740	6,419	2.4	5,461	2.7

Total operating expenses	53,648	44,491	16.4	33,914	17.0

Income from operations	17,500	14,513	5.3	10,738	5.4	35.2

Financial income (expense), net	(2,174)	(1,803)	(0.7)	(2,843)	(1.4)
Other income (expense), net	—	—	—	96	—

Total other income (expense)	(2,174)	(1,803)	(0.7)	(2,747)	(1.4)

Income before income taxes	15,326	12,710	4.7	7,991	4.0
Income tax expense (benefit)	3,797	3,149	1.2	1,008	0.5

Net income before minority interest	11,529	9,561	3.5	6,983	3.5
Loss/(Profit) attributable to minority interest	(744)	(617)	(0.2)	(629)	(0.3)

Net income	$10,785	€8,944	3.3	€6,354	3.2	40.8

Basic and diluted net income per share (3)	$0.37	€0.31		€0.32

Weighted average number of shares outstanding (3)		29,247,100		20,000,000

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the exchange rate of U.S. $1.2058 to € 1.00 (based on the noon buying rate on September 30, 2005). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

(2)	Results of operations for the nine-month periods ended September 30, 2005 and 2004 include the effect of consolidating certain joint venture agreements in accordance with FIN 46R, “Consolidation of Variable Interest Entities.” We participate in these temporary joint venture consortiums in certain of our long-term service contracts. These joint ventures are variable interest entities as they have no equity and are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities. Revenues relating to other joint venture partners for the nine-month periods ended September 30, 2005 and 2004 were € 22.6 million and € 16.0 million, respectively, while the cost of revenues were € 21.7 million and € 14.9 million, respectively, for the same periods. The effect of consolidating these entities did not result in a cumulative effect of a change in accounting principle as of January 1, 2004.

(3)	For purposes of the earnings per share (EPS) calculation, we used 20,000,000 weighted average number of shares outstanding for the nine-month period ended September 30, 2004, and 29,247,100 for the nine-month period ended September 30, 2005. The increase in number of shares outstanding in 2005 is due to the capital increase from our initial public offering in October 2004 and from the underwriters’ partial exercise of their over-allotment option.
Bookings and Backlog
     New contract bookings represent new contracts signed during the period, regardless of performance. We provide information regarding our bookings because we believe doing so provides useful trend information regarding changes in the volume of our new business over time.
     New contract bookings for the three months ended September 30, 2005 were € 113.2 million, a decrease of € 9.4 million, or 7.7%, from new bookings of € 122.6 million for the three months ended September 30, 2004.
     New contract bookings for the nine months ended September 30, 2005 were € 319.6 million, an increase of € 51.7 million, or 19.3%, from new bookings of € 267.9 million for the nine months ended September 30, 2004.

     Our backlog represents the portion of our signed contracts for which performance is pending. Backlog is calculated using revenue amounts determined in accordance with Spanish GAAP. Backlog excludes our pipeline of projects that we are pursuing but as to which we have not yet signed binding agreements.
     Backlog as of September 30, 2005 was € 430.1 million, an increase of € 83.6 million, or 24.1%, from a backlog of € 346.5 million as of September 30, 2004.
Revenues

Three Months Ended September 30,			Nine Months Ended September 30,
		Percent			Percent
2005	2004	Change	2005	2004	Change
(Euros in thousands, except percentages)
€100,023	€72,680	37.6%	€271,372	€199,217	36.2%
     The increase in our revenues for the three-month and nine-month periods ended September 30, 2005 over the corresponding periods in 2004 was due primarily to organic growth in our businesses and the effect of the consolidation of the revenues from the companies we acquired in 2004 and 2005. ICX, Xwave, Miner & Miner and Almos contributed € 0.7 million, € 1.9 million, € 3.5 million, and € 1.3 million, respectively, in revenues in the third quarter of 2005, in comparison with the contribution of ICX of € 0.5 million and Xwave of € 0.8 million, in revenues in the third quarter of 2004. ICX, Xwave, Miner & Miner and Almos contributed € 2.0 million, € 5.2 million, € 9.4 million and € 1.3 million, respectively, in revenues in the nine-month period ended September 30, 2005, in comparison with the contribution of ICX and Xwave of € 1.0 million and € 0.8 million, respectively, in revenues in the nine-month period ended September 30, 2004.
     In the three-month period ended September 30, 2005, we also consolidated additional revenues of € 9.6 million relating to other joint venture partners and € 6.0 in the corresponding period of the prior year. In the nine-month period ended September 30, 2005, we consolidated additional revenues of € 22.6 million relating to other joint venture partners and € 16.0 million in the corresponding period of the prior year.
     However, these increases in our revenues were partially offset by a negative impact of the translation of our non-Euro-denominated revenues into Euros from the average exchange rate appreciation of the Euro against other currencies in which we generated revenues.
     After deducting the above-mentioned effects, the organic growth in our business during the quarter was mainly recorded in our Energy and Transport sectors businesses specifically in the Asia-Pacific region and in Europe and Latin America.
Cost of Revenues

Three Months Ended September 30,			Nine Months Ended September 30,
		Percent			Percent
2005	2004	Change	2005	2004	Change
(Euros in thousands, except percentages)
€78,940	€56,422	39.9%	€212,368	€154,565	37.4%
     Our cost of revenues as a percentage of revenues increased slightly from 77.6% in the third quarter of 2004 to 78.9% in the third quarter of 2005, due to the different revenue mix generated in every segment in each one of the quarters. Cost of revenues for the three-month periods ended September 30, 2005 and September 30, 2004 included € 9.2 million and € 5.4 million, respectively, due to the effect of the consolidation of cost of revenues from our temporary consortiums, which represents the cost of revenues attributable to other joint venture partners; such consolidated costs reduced our gross margin. However, we continue our ongoing efforts to generate more revenues from higher value-added applications with higher gross margins and the contributions of our managed services, public administration projects and healthcare IT businesses in our “Other” sector.
General and Administrative

Three Months Ended September 30,			Nine Months Ended September 30,
		Percent			Percent
2005	2004	Change	2005	2004	Change
(Euros in thousands, except percentages)
€5,893	€5,091	15.8%	€18,122	€16,446	10.2%
     Although our continuing reorganization efforts produced some cost savings in the nine-month period ended September 30, 2005, such cost savings were partially offset by the additional legal and accounting costs that we incurred during this period as a result of having become a publicly-traded company in the United States, increasing our general and administrative expenses in absolute figures year over year. However, general and administrative expenses as a percentage of revenues decreased from 7.0% in the third quarter of 2004 to 5.9% in the third quarter of 2005, and from 8.3% in the nine-month period ended September 30, 2004 to 6.7% in the nine-month period ended September 30, 2005.
     Our stock compensation plan increased our general and administrative expenses in both periods; the impact of these charges was € 0.5 million and € 0.3 million for the three-month periods ended September 30, 2005 and September 30, 2004, respectively and € 1.0 million and € 1.1 million for the nine-month periods ended September 30, 2005 and September 30, 2004, respectively.
Sales and Marketing

Three Months Ended September 30,			Nine Months Ended September 30,
		Percent			Percent
2005	2004	Change	2005	2004	Change
(Euros in thousands, except percentages)
€3,231	€1,582	104.2%	€9,518	€5,928	60.6%
     The increase in our sales and marketing expense from the three-month and the nine-month periods ended September 30, 2004 to the three-month and the nine-month periods ended September 30, 2005 was primarily the result of the contribution of our newly acquired businesses and the increased business activity across sectors and geographies, especially in connection with our efforts to develop our Traffic sector business in North America.
Research and Development

Three Months Ended September 30,			Nine Months Ended September 30,
		Percent			Percent
2005	2004	Change	2005	2004	Change
(Euros in thousands, except percentages)
€3,378	€2,565	31.7%	€10,432	€6,079	71.6%
     Our research and development expenses increased significantly in the three-month and in the nine-month periods ended September 30, 2005 over the corresponding periods in 2004 mostly as a result of the integration of Miner & Miner’s research and development activity. Although we expect to continue the optimization of our research and development expenses after the reorganization of our research and development department across our global operations and with the realization of synergies from the integration of the businesses that we acquired in 2003 and 2004, we intend to maintain a relatively constant level of investment in research and development as a percentage of revenues. Research and development expenses were 3.4% of revenues in the third quarter of 2005 and 3.8% in the nine-month period ended September 30, 2005.
Depreciation and Amortization

Three Months Ended September 30,			Nine Months Ended September 30,
		Percent			Percent
2005	2004	Change	2005	2004	Change
(Euros in thousands, except percentages)
€2,184	€1,912	14.2%	€6,419	€5,461	17.5%
     Our depreciation and amortization expense as a percentage of revenues decreased slightly from 2.6% in the third quarter of 2004 to 2.2% in the third quarter of 2005, and from 2.7% in the nine-month period ended September 30, 2004 to 2.4% in the nine-month period ended September 30, 2005. However, our depreciation and amortization expense increased in absolute figures from the third quarter of 2004 to the third quarter of 2005 and from the nine-month period ended September 30, 2004 to the nine-month period ended September 30, 2005 because of non-cash amortization expense resulting from the purchase price allocations in the acquisitions of Xwave and Miner & Miner (which consisted primarily of an adjustment in the value of intangible assets such as backlog, software technology and customer relationships) and additional amortization and depreciation expense consolidated as a result of these purchases. The amortization expense related to intangibles arising from the purchase price allocation of these businesses was € 0.5 million in the three months ended September 30, 2005 and € 1.5 million in the nine months ended September 30, 2005.

Financial Income (Expense), Net

Three Months Ended September 30,			Nine Months Ended September 30,
		Percent			Percent
2005	2004	Change	2005	2004	Change
(Euros in thousands, except percentages)
€(879)	€(949)	(7.4)%	€(1,803)	€(2,843)	36.6%
     Financial expense decreased from the nine-month period ended September 30, 2004 to the nine-month period ended September 30, 2005 primarily due to the interest we earned on the proceeds from our initial public offering in October 2004. For the nine-month period ended September 30, 2005, this interest income was € 0.9 million.
     Furthermore, in the nine-month period ended September 30, 2004, the financial expenses included the cost of guarantees in connection with our Xfera investment.
     For the nine-month period ended September 30, 2004 and for the nine-month period ended September 30, 2005, the impact of the mark-to-market of our derivatives amounted to € (1.2) million and € (1.5) million, respectively. During the three-months ended September 30, 2005 and 2004, the impact from adjusting to market derivatives was € (0.8) million and € (0.2) million, respectively.
Income Tax Expense (Benefit)

Three Months Ended September 30,			Nine Months Ended September 30,
		Percent			Percent
2005	2004	Change	2005	2004	Change
(Euros in thousands, except percentages)
€1,619	€898	80.3%	€3,149	€1,008	212.4%
     Income tax expense (benefit) is based on our level of income (loss) before income taxes, research and development deductions, and net operating losses. We calculated income tax expense for the periods ended September 30 in each year based on the estimated effective tax rate for the full year.
     Through 2003, we filed our income tax returns as part of the consolidated tax group of our majority shareholder, Abengoa S.A. (“Abengoa”) using the separate return basis. Following the rules for tax consolidation in Spain, subsidiaries in which more than a 75% interest is owned can be consolidated for tax purposes. Following our IPO and the consequent dilution of Abengoa’s ownership interest, we and some of our subsidiaries were excluded from the Abengoa consolidated tax group. Thus, for the year ended December 31, 2004, we and our subsidiaries filed taxes on a stand-alone basis. On January 1, 2005, we and some of our subsidiaries formed a new tax group.
Net Income

Three Months Ended September 30,			Nine Months Ended September 30,
		Percent			Percent
2005	2004	Change	2005	2004	Change
(Euros in thousands, except percentages)
€3,788	€2,708	39.9%	€8,944	€6,354	40.8%
     For the reasons described above, our net income increased by 39.9% from the third quarter of 2004 to the third quarter of 2005 and by 40.8% from the nine-month period ended September 30, 2004 to the nine-month period ended September 30, 2005.
Segment Analysis
     We have five reportable operating segments. The segments are grouped with reference to the types of services that we provide and the types of clients that use those services. We assess each segment’s performance based on net revenues and gross profit or contribution margin. The five reportable operating segments are Energy, Traffic, Transport, Environment and Other. There are no inter-segment revenues. All revenues and costs recorded by segment represent direct costs. Indirect and corporate costs are included in operating expenses and are not allocated to the segments.
•	Energy comprises three principal areas focusing on oil, gas and electricity markets. It offers flow systems and services such as flow measurement applications, applications for leak detection systems, and revenue accounting programs.

•	Traffic provides services such as urban and inter-urban (ITS) traffic management systems, including incident detection, intersection control, city access management system, security and enforcement systems, and electronic toll collection systems.

•	Transport focuses on fare collection and centralized traffic control systems for railways and other public transportation systems, such as light trains, buses and trams systems, telecontrol systems for railway infrastructures, and access control and payment systems for parking.

•	Environment provides water and wastewater management applications, as well as meteorological information system services and solutions.
     In addition to the targeted market sectors described in the four segments above, some of our business historically has been derived from other operations mainly related to our real-time process outsourcing activities and is included in the Other segment.

	Three Months Ended September 30, 2005
	(Euros in thousands, except percentages)
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€48,685	€28,165	€8,678	€6,980	€7,515	€100,023
Gross Profit	€10,503	€3,898	€2,046	€1,065	€3,571	€21,083
Gross Margin	21.6%	13.8%	23.6%	15.3%	47.5%	21.1%

	Three Months Ended September 30, 2004
	(Euros in thousands, except percentages)
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€29,731	€26,082	€4,718	€5,740	€6,409	€72,680
Gross Profit	€7,610	€3,594	€1,443	€1,155	€2,456	€16,258
Gross Margin	25.6%	13.8%	30.6%	20.1%	38.3%	22.4%

	Nine Months Ended September 30, 2005
	(Euros in thousands, except percentages)
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€128,667	€84,833	€16,781	€17,791	€23,300	€271,372
Gross Profit	€28,813	€14,477	€3,714	€4,034	€7,966	€59,004
Gross Margin	22.4%	17.1%	22.1%	22.7%	34.2%	21.7%

	Nine Months Ended September 30, 2004
	(Euros in thousands, except percentages)
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€81,232	€69,450	€13,665	€18,672	€16,198	€199,217
Gross Profit	€19,264	€13,043	€2,907	€3,852	€5,586	€44,652
Gross Margin	23.7%	18.8%	21.3%	20.6%	34.5%	22.4%
Energy

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
	(Euros in thousands, except percentages)
Revenues	€48,685	€29,731	€128,667	€81,232
Gross Profit	€10,503	€7,610	€28,813	€19,264
Gross Margin	21.6%	25.6%	22.4%	23.7%
Revenue growth rate over prior period	63.8%		58.4%
     Our Energy sector revenues increased by 63.8% from the three months ended September 30, 2004 to the three months ended September 30, 2005, and by 58.4% from the nine months ended September 30, 2004 to the nine months ended September 30, 2005.
     The third quarter increase was mainly due to good general business performance and the consolidation of revenues from our Xwave and Miner & Miner acquisitions. These acquisitions contributed € 1.9 million and € 3.5 million in the third quarter of 2005, respectively, versus the sole contribution of Xwave of € 0.8 million in the prior year. Without the inclusion of the revenues of Xwave and Miner & Miner, our revenues would have increased by 49.8% in this period.
     The main reason for this growth is the good performance of the projects that we initiated in the last months of 2004 for the improvement of both the Spanish electric transmission and distribution networks. Most of these types of investments have two phases: the first phase finishes in June; and a second phase begins in the third quarter of the year and ends during the winter time, in an attempt to attend to the increased demand foreseen for these two critical times of the year.
     The contribution of the international projects, especially the ones for Steg (Tunisia), Ande (Paraguay) and Pemex (Mexico) continued being very important. However, the influence of these international projects led to a gross margin reduction, in line with our usual margin for turn-key type of contracts. Overall gross margin in this sector for the three months ended September 30, 2005 is in line with our expected margins for this fiscal year.
     The new contract bookings figure is also growing period over period, especially due to new contracts awarded in Spain and Mexico and the contribution of the acquired business from Miner & Miner, leading to a stable backlog figure.
Traffic

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
	(Euros in thousands, except percentages)
Revenues	€28,165	€26,082	€84,833	€69,450
Gross Profit	€3,898	€3,594	€14,477	€13,043
Gross Margin	13.8%	13.8%	17.1%	18.8%
Revenue growth rate over prior period	8.0%		22.1%
     Our Traffic sector revenues for the three months ended September 30, 2005 increased by 8.0% as compared to the three months ended September 30, 2004, and by 22.1% for the nine months ended September 30, 2005, as compared to the nine months ended September 30, 2005. This was mainly due to good general business performance in our activities in Spain, Latin America and the Middle East, and a higher volume of contract execution. In China, however, we have seen a decrease in revenues, year-over-year, with an expected recovery in the fourth quarter based on new contract bookings obtained during the first half of the year.
     As most of our temporary joint venture consortiums are in our Traffic sector, most of the impact of the consolidation of these consortiums is also reflected as an increase in the revenues in this sector in the nine months ended September 30, 2005 over the same period in 2004. However, excluding this impact, our revenues in this sector still increased by 19.4% in the nine months ended September 30 year-over-year. Our gross margin in this sector, excluding the effect of the consolidation of our temporary joint ventures, was 21.0% for the nine-month period of 2005. Including the effect of the consolidation, our gross margin was 17.1%. The gross margin decreased slightly year over year mainly due to the higher percentage of revenues from systems integration contracts in the overall sector revenue mix.
Transport

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
	(Euros in thousands, except percentages)
Revenues	€8,678	€4,718	€16,781	€13,665
Gross Profit	€2,046	€1,443	€3,714	€2,907
Gross Margin	23.6%	30.6%	22.1%	21.3%
Revenue growth rate over prior period	83.9%		22.8%
     Revenues within our Transport sector for the three months ended September 30, 2005 increased by 83.9% from revenues for the three months ended September 30, 2004 primarily due to the definitive launching of the fare collection systems projects with the Spanish Administration and also the good performance of the contract for the Tianjin Subway in China, the latter of which contributed more than 63% to the overall revenue figure. Our third quarter gross margin in this sector has decreased from 30.6% to 23.6% year-over-year due in large part to the contribution of larger turn-key contracts. However, for the nine-month period ended September 30 in each year, gross margins increased slightly from 21.3% in the nine-month period ended September 30, 2004 to 22.1% in the nine-month period ended September 30, 2005, showing a recovery in the sector.
Environment

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
	(Euros in thousands, except percentages)
Revenues	€6,980	€5,740	€17,791	€18,672
Gross Profit	€1,065	€1,155	€4,034	€3,852
Gross Margin	15.3%	20.1%	22.7%	20.6%
Revenue growth rate over prior period	21.6%		(4.7)%
     Revenues in our Environment sector increased from the three-month period ended September 30, 2004 to the three-month period ended September 30, 2005, but decreased slightly in the accumulated nine-month periods ended September 30, 2004 to the nine-month period ended September 30, 2005. As expected, a delay occurred in the first half of this year because of the late coming into force of our large Spanish hydrological projects. However, now that the contracts are being performed on schedule, we have now been partially compensated and we have achieved better performance in the three month-period ended September 30, 2005. In addition, the on-

going Road Weather Information System (RWIS) project for the Province of Alberta has contributed significantly in this period, so that approximately 43% of the revenues in the sector for this quarter were generated in North America. Finally, the consolidation of Almos Systems also has caused an increase in revenues in the three-month period ending September 30, 2005, versus the prior year.
     At the same time, the larger contribution of those above-mentioned large projects is responsible for the decrease in gross margin, as those projects are being executed at lower margins.
     The significant increase in bookings in this sector in the quarter and the inclusion of Almos’ backlog helped increase the backlog in this sector by more than 104%.
Other

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
	(Euros in thousands, except percentages)
Revenues	€7,515	€6,409	€23,300	€16,198
Gross Profit	€3,571	€2,456	€7,966	€5,586
Gross Margin	47.5%	38.3%	34.2%	34.5%
Revenue growth rate over prior period	17.3%		43.8%
     The 17.3% growth in our Other sector revenue from the third quarter of 2004 to the third quarter of 2005 is the result of increased business activity (driven by private-sector customer demand) in our public administration and health care IT activities (after the completed integration of ICX with Telvent), and the managed services type of projects (business recovery services and business continuity solutions), for a broad variety of commercial and Public Administration clients.
     Gross margin increased in the third quarter due to the higher contribution of managed services type of contracts in the revenue mix with higher gross margins. Our “Other” sector gross margin for the nine-month period ended September 30, 2005 was 34.2%, nearly equal to the gross margin of the prior year, reflecting the consolidation of the high performance in this sector.
Geographical Revenues
     The following table identifies our revenues by region and the approximate percentage of revenues by region as a percentage of total revenues during the nine-month periods ended September 30, 2005 and September 30, 2004. Period-to-period changes in the geographical distribution of our revenues may be influenced by the contracts we perform in any particular period, and the changes may not reflect the long-term direction of our business.

	Nine Months Ended September 30,
		Percentage		Percentage	Percentage
		of Total		of Total	Change
	2005	Revenues	2004	Revenues	2004 -2005
	(Euros in thousands, except percentages)
Europe	€142,459	52.5%	€115,413	57.9%	23.4%
Latin America	46,929	17.3	37,920	19.0	23.8
North America	40,792	15.0	27,949	14.0	46.0
Asia-Pacific	21,727	8.0	9,668	4.9	124.7
Middle East and Africa	19,465	7.2	8,267	4.2	135.5

Total	€271,372	100%	€199,217	100%	36.2%

     We had increased revenue contribution from both our Asia-Pacific region and our Middle East and Africa region, growing from a 4.9% and 4.2%, respectively, in the nine-month period ended September 30, 2004 to 8.0% and 7.2%, respectively, for the nine-month period ended September 30, 2005. North America also showed a slight increase of 1% over total revenues, also aligned with our strategy of increasing our businesses in these regions.
Seasonality
     We do not believe there is inherent seasonality in our revenues as reported under U.S. GAAP. Historically, we have experienced fluctuations in the cash we receive throughout the year as we tend to receive greater payments in the first and fourth quarters than in the second and third quarters due to the budgetary cycles of some of our customers.

Changes in Financial Condition
Operating Activities

	Nine Months Ended September 30,
	2005	2004
	(Euros in thousands)
Net cash provided by (used in) operating activities	€(34,275)	€(6,997)
     Our net cash used in operating activities increased in the nine months ended September 30, 2005, as compared to the nine months ended September 30, 2004. For the nine months ended September 30, 2005, we had € 17.2 million of non-cash adjustments to net income, including depreciation and amortization charges of € 8.2 million, compared with € 5.1 million of non-cash adjustments to net income for the nine months ended September 30, 2004, including € 6.1 million of depreciation and amortization charges.
     Working capital and temporary joint ventures used € 48.3 million and € 12.7 million, respectively, of our operating cash in the nine months ended September 30, 2005 compared with € 18.0 million and € 1.0 million, respectively, in the nine months ended September 30, 2004.
     The decrease in operating cash for the nine months ended September 30, 2005 was mainly due to the increases in our unbilled revenues of € 44.0 million, in our inventory of € 15.6 million, and our accounts receivable of € 17.7 million, and the incorporation of the temporary joint venture consortiums’ working capital of € 12.7. These changes were partially offset by an increase in our accounts payable, related parties and other assets of € 7.0, in our billing in excess of cost and estimated earnings of € 10.6 million, and in our accrued and other liabilities of € 11.5 million.
     The decrease in operating cash for the nine months ended September 30, 2004 was mainly due to the increase in our accounts receivable of € 0.8 million, in our inventory of € 6.5 million, in our unbilled revenues of € 24.2 million, and the incorporation of the temporary joint venture consortiums’ working capital of € 0.9 million. These changes were partially offset by an increase in our accounts payable, related parties and other assets of € 6.0 million our increase in our billing in excess of cost and estimated earnings of € 6.2 million, in our accrued and other liabilities and related parties payable of € 1.2 million.
Investing Activities

	Nine Months Ended September 30,
	2005	2004
	(Euros in thousands)
Net cash provided by (used in) investing activities	€2,454	€(5,708)
     Investing activities provided more cash during the nine months ended September 30, 2005 than during the nine months ended September 30, 2004. During the nine months ended September 30, 2005 we received € 22.1 million from our credit arrangement with Abengoa and we also received € 8.0 million due to the deposits that were restricted for use as of December 31, 2004 until the cash was received by the third party, which thereby released our obligation. In addition, we purchased a short-term deposit for € 18.4 million in February 2005, we purchased property, plant and equipment for € 3.2 million, we used € 3.1 million to make the deferred payment on the Miner & Miner acquisition in April 2005, and we used € 1.7 million to make a first payment on our Almos acquisition.
     During the nine months ended September 30, 2004 we paid € 28.1 million from our credit arrangement with Abengoa. We received cash of € 32.4 million from the disposal of investments, € 25.6 million of which related to the sale of our Xfera investment. We used € 5.2 million to pay the deferred payment on the acquisition of the NMS Division of Metso, we used € 0.7 million and € 1.0 million to make the payment on the ICX and Xwave acquisition, and we purchased property, plant and equipment for € 3.1 million.
Financing Activities

	Nine Months Ended September 30,
	2005	2004
	(Euros in thousands)
Net cash provided by (used in) financing activities	€4,274	€(317)
     During the nine months ended September 30, 2005, we had net proceeds of € 4.5 million from short-term debt, which includes € 8.7 million borrowed under the Caja de Ahorros y Monte de Piedad de Madrid credit agreement, and we repaid € 10.0 million of long-

term debt, mainly in connection with a repayment of long-term debt on the credit facility with LaSalle Bank and relating to the Fortis Bank, ING and Liscat loans. Additionally, we borrowed € 12.8 million under our credit arrangement with Abengoa.
     During the nine months ended September 30, 2004, we repaid € 12.0 million of short-term debt mainly in connection with a repayment of debt owed to ABN. Additionally, we repaid € 8.8 million in long-term debt and we borrowed € 20.4 million under the credit arrangement with Abengoa.
Credit Arrangements and Loan Facilities
     Details of our credit agreements and loan facilities are set forth in our 2005 Annual Report.
     On April 6, 2005, our subsidiaries Telvent Interactiva S.A. and Telvent Tráfico y Transporte S.A., acting together with Instalaciones Inabensa S.A. as a temporary consortium, entered into a definitive Current Account Credit Agreement (the “Agreement”) with Caja de Ahorros y Monte de Piedad de Madrid, pursuant to which the Bank made available to the consortium a line of credit for operating purposes with a maximum borrowing limit of € 9.8 million. Interest was payable quarterly in arrears on daily balances due under the line of credit at the annual nominal rate of 2.69% during the first quarter. The term of the Agreement was one year, but was terminated on November 10, 2005 when we replaced it with a loan from Monte de Piedad y Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (Unicaja), as described below. Principal under the Agreement was due and payable upon expiration of the term, or upon the earlier termination of the Agreement. As of September 30, 2005, € 8.7 million was outstanding under this line of credit, and € 1.1 million remained available to us.
     On November 10, 2005 we signed a new Credit Agreement with Unicaja, the purpose of which is to replace the above-mentioned loan with Caja de ahorros y Monte de Piedad de Madrid. The total amount available to us under this new facility is € 12.6 million. This Credit Agreement has been obtained in connection with El Toyo Digital City Project, and has been established on a non-recourse basis until the customer accepts delivery in the turn-key phase of the project. The term of the new credit agreement is 22 years, and the interest rate is Euribor + 1%, on a monthly basis.
     On May 25, 2005 we obtained an 8-year mortgage loan bearing interest at 5.58%, for Rmb 5.6 million (€ 0.6 million) in connection with the purchase of a new office in Beijing to establish our headquarters in China.
     The net amount payable under the credit arrangement with Abengoa as of September 30, 2005 was € 14.1 million, with € 30.9 million remaining available to us as of this date. We incur no costs and receive no payments under this arrangement unless and until we borrow or loan funds there under.
     As of September 30, 2005, the maximum amount under the ABN Amro Loan Facility to which we were assured access was € 30.0 million, and the aggregate amount outstanding under Telvent Canada’s two separate credit facilities with LaSalle Bank was € 2.9 million.
     As of September 30, 2005, € 7.7 million was outstanding under the financings obtained by our subsidiary, Telvent Housing S.A., for the equipment and fixtures installed in our two Madrid facilities and our Barcelona facility. In addition, the amount of outstanding principal under our Fortis Bank loan was € 3.9 million.
     As of September 30, 2005, € 3.4 million was outstanding in connection with the credit facilities that our subsidiary, Telvent Brasil S.A., obtained from various financial institutions.
     In the ordinary course of business, we arrange for surety bonds, letters of credit and performance guarantees. Our performance guarantees are generally in the form of performance bonds to our customers. The bonds are for a fixed monetary amount and match the duration of the contract. We mitigate to some degree our risk by requiring our sub-contractors to provide similar bonds. In connection with some of our obligations, we currently depend on lines of credit established by Abengoa with third-party lenders. As of September 30, 2005, we had € 137.5 million of these obligations outstanding.
     In addition, we maintain financial guarantees of € 1.5 million mainly in connection with the deferred payment on our Almos acquisition.
Forward — Looking Statements
     Many statements in this Form 6-K contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:
•	our anticipated growth strategies in each of the sectors in which we operate;

•	the levels of growth we anticipate in our targeted geographies;

•	our future business development, results of operations and financial condition;

•	the success of our research and development activities;

•	our ability to continue to control costs and maintain the quality of our services and solutions;

•	our ability to develop technologically advanced solutions and to execute successfully our real-time process outsourcing programs;

•	risks associated with the financing of “Build-Operate-Transfer” programs;

•	our ability to provide integrated IT solutions;

•	our ability to sell additional products to our existing customer base;

•	our expectations regarding information technology expenditures by our customers;

•	our ability to identify, acquire and integrate complementary businesses;

•	the trend of our customers to outsource more of their mission-critical activities;

•	our expectations regarding the payment of dividends and our future effective tax rate;

•	our ability to grow based upon our relationship with our parent company Abengoa, S.A.;

•	Abengoa’s future activities with respect to us;

•	our ability to retain senior management and other highly-skilled personnel;

•	our anticipated use of proceeds;

•	our ability to increase revenues and operating margins by shifting our product mix; and

•	the importance of our alliances, joint venture partners and investments.
     We cannot assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
C. Quantitative and Qualitative Disclosures about Market Risk
     Market risk is the risk of unexpected losses in earnings relating to our assets and liabilities from unfavorable changes in interest rates, foreign exchange rates and equity prices. The primary market risk we are exposed to is exchange rate risk associated with contracts denominated in currencies other than the Euro. We are also exposed, to a lesser extent, to interest rate risk from our interest-bearing assets and liabilities and equity price risk on our marketable equity investments.
Exchange Rate Risk
     The majority of our assets, liabilities, sales and costs are denominated in Euros. Our Spanish business enters into contracts in which revenues and costs are denominated in other currencies, principally the U.S. Dollar. Our foreign subsidiaries also enter into contracts principally denominated in local currencies, the U.S. Dollar or the Euro that are managed against their functional currency or the Euro. At present, we generally hedge our currency risk on a project-specific basis only where our revenues and/or costs are denominated in currencies that differ from the functional currency of our contracting entity. We currently do not engage in currency translation hedging with respect to the Euro.
     We manage our foreign exchange exposures in accordance with our internal policies and guidelines. We manage our foreign currency exposure on an individual contract basis using foreign exchange contracts that generally have maturities of three months to 12 months and that mature when the forecasted revenues or expenses are anticipated to occur. The counterparties to these contracts are highly-rated financial institutions.
     Although these are economic hedges, in accordance with our financial statements prepared in accordance with U.S. GAAP, we record these contracts at fair value on our balance sheet, with related gains and losses recorded as earnings on our consolidated statement of operations, because the financial statements provided in our Registration Statement were our initial U.S. GAAP financial statements and we were not able to receive hedge accounting treatment for these economic hedges retroactively.
     The following tables provide quantitative information about our foreign exchange contracts by principal currency as of September 30, 2005 and December 31, 2004.

	As of September 30, 2005
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Euro/ US Dollar versus:
US Dollars	€410	€7,774	€313	€6,865
Japanese Yen	104	2,967	—	—
Brazilian Reals	314	1,654	1,368	3,928
Mexican Pesos	755	36,895	477	25,028
Canadian Dollars	1,220	28,922	1,279	32,810
Moroccan Dirham	—	—	23	615
Jordanian Dinar	24	1,326	24	1,326

	€2,827	€79,538	€3,484	€70,572

	As of December 31, 2004
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Euro/ US Dollar versus:
US Dollars	€1,061	€6,695	€1,024	€5,526
Japanese Yen	503	4,507	503	4,507
Brazilian Reals	149	704	150	1
Mexican Pesos	594	6,956	—	—
Canadian Dollars	1,139	9,110	925	13,103

	€3,446	€27,972	€2,602	€23,137

     The above tables include embedded derivatives that we bifurcate from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to freestanding derivatives, these are recorded at fair value within the balance sheet with related gains and losses recorded in earnings.
     For the derivatives acquired in connection with the Miner & Miner acquisition, see Note 12 to our consolidated financial statements included in our 2004 Annual Report.
     As a result of the increase in our sales abroad, starting in 2003, we have been subject to greater exposure to fluctuations between foreign currencies and the Euro. As our non-Euro denominated revenues continue to increase as a percentage of our total revenues, we expect this trend to continue.
Interest Rate Risk
     We are also exposed to interest rate risk from our interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month or one-year EURIBOR, plus the applicable margins. We do not currently engage in any hedging of interest rate risk through the use of forward contracts, swaps or any other derivative instruments. We use interest rate caps to limit the impact of interest rate increases for some of our long-term debt obligations. We manage certain specific exposures using interest rate caps to limit the impact of interest rate increases. These contracts mature between 2006 and 2008. Our exposure is limited to the premiums paid to purchase the caps. Total premiums paid were nil during the nine month period ended September 30, 2005 and the year ended December 31, 2004.
     Details of the terms of our short-term and long-term debt are reflected in Notes 14 and 15, respectively, of the Notes to the Consolidated Financial Statements included in our 2004 Annual Report.
Equity Price Risk
     During the quarter ended September 30, 2004, we disposed of our entire portfolio of marketable equity securities exposed to equity price risk.
II. OTHER INFORMATION
A. Legal Proceedings
     Mr. Manuel Sánchez Ortega, our chief Executive Officer and Chairman, has advised us that on May 13, 2005 he received a notice from the Audiencia Nacional judge conducting the investigation into the Xfera matter stating that the judge had rejected Mr. Sánchez Ortega’s appeal of the judge’s March 29, 2005 resolution giving the prosecutor in the matter 30 days either to formally proceed to accuse any of the persons involved in the investigation, to ask for new evidence or to decline to bring further proceedings. Mr. Sánchez Ortega has informed us that he timely appealed to a superior court the judge’s rejection of his first appeal.
     By resolution issued on June 6th, 2005, the Audiencia Nacional judge suspended the 30-day deadline given to the prosecutor while the mentioned second appeal was resolved, following the request made by the prosecutor on May 23, 2005.
     On July 18, 2005, the superior court rejected Mr. Sánchez Ortega’s appeal of the judge’s March 29, 2005 resolution and determined that there was substance to the charges raised by the prosecutor against the persons involved in the investigation, including Mr. Sánchez Ortega. This determination of the judge is not subject to appeal.
     The 30-day deadline imposed by the judge to the prosecutor will begin to run once the prosecutor is notitified of the second appeal resolution.
     Mr. Sánchez Ortega has advised us also that, as of November 29, 2005, he had received no communication from the Audiencia Nacional regarding the prosecutor’s determination.
B. Use of Proceeds
     Upon the commencement of our IPO on October 21, 2004 (in which we registered 10,005,000 ordinary shares at an initial public offering price of $9.00 per share (for an aggregate price of $90,045,000)), we agreed to sell 8,700,000 ordinary shares to the underwriters (whose representatives were Merrill Lynch & Co., Lehman Brothers, and SG Cowen & Co.) at $9.00 per share (for an aggregate price of $78,300,000). In November 2004, the underwriters exercised in part their one-time option to purchase 655,000 of the 1,305,000 ordinary shares registered to cover the overallotment option; we sold 547,100 such ordinary shares to the underwriters at $9.00 per share (for an aggregate price of $4,923,900), and certain selling shareholders sold the remaining 107,900 of such shares at $9.00 per share (for an aggregate price of $971,100).
     Our expenses of the offering were $5,825,673 for underwriting discounts and commissions and € 5,292,146 for other expenses (including costs for professional fees relating to accounting advice and legal costs during the year ended December 31, 2004). As disclosed in our Registration Statement on Form F-1, our expenses are subject to reimbursement. Our net proceeds from the offering were $77.4 million. No offering expenses were paid directly or indirectly to our directors or officers, our affiliates, or any person owning 10% or more of any class of our equity securities. The offering has terminated.
     On November 25, 2004, we used € 0.8 million of the net proceeds of the offering to pay the deferred payment for the acquisition of ICX. On December 10, 2004, we used $3.8 million of the net proceeds to make the initial payment of the total $7.9 million purchase price for our acquisition of 70% of the issued and outstanding shares of Miner & Miner. On April 5, 2005, we used $4.1 million of the net proceeds to make the second deferred payment for our acquisition of those shares.
     On July 5, 2005, we used € 3.8 million and $0.4 million of the net proceeds to make the first payment for the acquisition of Almos Systems.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)

By:	/s/ Manuel Sánchez

Name: Manuel Sánchez
Title: Chief Executive Officer
Date: November 29, 2005